                                EXHIBIT (a)(1)

                          OFFER TO PURCHASE FOR CASH
         ANY AND ALL OUTSTANDING UNITS OF LIMITED PARTNERSHIP INTEREST
                                      OF
                       PAINEWEBBER R&D PARTNERS II, L.P.
                                      AT
                              $3,650 NET PER UNIT
                                      BY
                             BIOROYALTIES, L.L.C.

     BioRoyalties, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offer to purchase any and all outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $3,650 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any cash or asset distributions made or declared by the Partnership on or after June 30, 1997 and prior to either the date on which the Purchaser pays the Purchase Price for the tendered Units in the case of a distribution of cash or, in the case of a distribution of assets, the date assets are to be assigned to the Purchaser. This Offer is made to all beneficial owners of Units (each a "Holder").

                                ---------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON SEPTEMBER 12, 1997, UNLESS THE OFFER IS EXTENDED.

                                ---------------

AS OF THE DATE OF THIS OFFER, THE GENERAL PARTNER OF THE PARTNERSHIP, PAINEWEBBER TECHNOLOGIES II, L.P., HAS NOT MADE ANY RECOMMENDATION TO ANY HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING HIS OR HER UNITS. NO LATER THAN 10 BUSINESS DAYS FROM THE DATE OF THIS OFFER, THE GENERAL PARTNER IS REQUIRED BY LAW TO ISSUE A STATEMENT THAT (I) THE PARTNERSHIP ACCEPTS OR REJECTS THE OFFER, (II) THE PARTNERSHIP EXPRESSES NO OPINION AND IS REMAINING NEUTRAL TOWARD THE OFFER OR (III) THE PARTNERSHIP IS UNABLE TO TAKE A POSITION WITH RESPECT TO THE OFFER.

                                ---------------

THE OFFER IS NOT CONDITIONED UPON ANY NUMBER OF UNITS BEING TENDERED. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION THAT, UPON PURCHASE OF THE UNITS PURSUANT TO THE OFFER, IT OR ITS NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH UNITS AND THAT THE GENERAL PARTNER WILL CONSENT TO IT AND/OR ITS NOMINEE BECOMING ASSIGNEES OF THE PURCHASED UNITS AND A SUBSTITUTE LIMITED PARTNER. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1, 2 AND 14 OF THIS OFFER TO PURCHASE.

                                ---------------

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                                ---------------

                                   IMPORTANT

     Any Holder wishing to tender all or a portion of his or her Units should complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at its address set forth on the back cover of this Offer to Purchase and tender those Units pursuant to the procedures for transfer set forth in Section 3 hereof and the Instructions attached to the Letter of Transmittal.

     There is no established trading market for the Units. The Purchase Price has been established by the Purchaser, in its sole discretion. No independent opinion, report or appraisal related to the valuation of the Units has been obtained by the Purchaser.

     Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth in the Instructions attached to the Letter of Transmittal and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                                ---------------

                              TABLE OF CONTENTS
                                                                           PAGE
                                                                           ----
INTRODUCTION.............................................................    4
1.  TERMS OF THE OFFER...................................................    6
2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT........................    7
3.  PROCEDURE FOR TENDERING UNITS........................................    8
4.  WITHDRAWAL RIGHTS....................................................    9
5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER.................   10
6.  PRICE RANGE OF THE UNITS.............................................   12
7.  EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION.....................   13
8.  CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.......................   13
9.  CERTAIN INFORMATION CONCERNING PURCHASER.............................   17
10. SOURCE AND AMOUNT OF FUNDS...........................................   18
11. BACKGROUND OF THE OFFER..............................................   18
12. PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP......................   19
13. DISTRIBUTIONS TO LIMITED PARTNERS....................................   20
14. CERTAIN CONDITIONS OF THE OFFER......................................   20
15. CERTAIN LEGAL MATTERS................................................   22
16. FEES AND EXPENSES....................................................   22
17. MISCELLANEOUS........................................................   23
SCHEDULE I...............................................................    1

To Holders of Units of Limited Partnership Interest in PaineWebber R&D Partners II, L.P.:

                              INTRODUCTION

     BioRoyalties, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offer to purchase any and all outstanding units of limited partnership interest (the "Units") in PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "Partnership"), for cash consideration per Unit of $3,650, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after June 30, 1997 and prior to either the date on which the Purchaser pays the Purchase Price for the tendered Units in the case of a distribution of cash or, in the case of a distribution of assets, the date assets are to be assigned to the Purchaser. This Offer is made to all beneficial owners of Units (each a "Holder").

     The Purchaser and the Funds are making this Offer because the Funds believe that the Units represent an attractive investment at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of Units (either by the Purchaser, the Funds or Holders who retain their Units) remains a speculative investment. The Funds are acquiring the Units for investment purposes and do not currently intend to make any effort to change the management or operations of the Partnership and have no current plans for any extraordinary transaction regarding the Partnership.

     The Purchaser is not affiliated with the General Partner of the Partnership.

     As of the date of this Offer, the General Partner of PaineWebber R&D Partners II, L.P., PaineWebber Technologies II, L.P., has not made any recommendation to any Holders as to whether to tender or refrain from tendering Units. Each Holder must make his or her own decision whether to tender or refrain from tendering his or her Units. No later than 10 business days from the date of this Offer, the General Partner is required by law to issue a statement that (i) the Partnership accepts or rejects the Offer, (ii) the Partnership expresses no opinion and is remaining neutral toward the Offer or
(iii) the Partnership is unable to take a position with respect to the Offer.

     The Offer is conditioned upon, among other things, Purchaser being satisfied, in its sole discretion, that, upon purchase of the Units pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such Units and that the General Partner will consent to it, the Funds or their nominee becoming assignees of the purchased Units and a substitute limited partner with respect to all such Units. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Sections 2 and 14.

     According to a Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 filed by the Partnership (the "Partnership 10-Q"), 8,257 Units were issued and outstanding.

     Tendering Holders will not be obligated to pay brokerage fees or commissions, except transfer taxes, if applicable, on the purchase of Units pursuant to the Offer. Purchaser will pay all charges and expenses of The Herman Group, as the depositary (the "Depositary") and information agent (the "Information Agent") incurred in connection with the Offer. See Section 16.

     According to the July 1987 Prospectus, the Partnership's principal objective was to achieve substantial returns to investors over a 6-8 year period by investing in the development and commercialization of new products being developed by leading technology companies. In pursuing this strategy, the Partnership funded ten projects, of which three -- those with Centocor, Inc., Genzyme Corporation and Synergen (now Amgen Boulder), Inc. -- are ongoing. The remaining seven projects have either terminated or are near termination. From inception through June 30, 1997, each Holder had received cumulative distributions of $9,722 per $10,000 Unit, consisting of cash distributions of $2,516 and in kind distributions (stock and warrants) valued at $7,206 at the time of distribution. See Section 13.

     From time to time during the past 6 months, the Purchaser has discussed with the General Partner the possibility of purchasing for cash all of the remaining assets of the Partnership. On March 26, 1997, the Purchaser made an offer to the General Partner to acquire all of the assets of the Partnership for $23 million in cash (equivalent to $2,785 per Unit). On June 9, 1997, following the Partnership's agreement to settle pending litigation with Centocor, the Purchaser made an offer to the General Partner to acquire all of the assets of the Partnership for $29 million in cash (equivalent to $3,500 per Unit). The General Partner declined both offers. As a result of its inability to negotiate the purchase of all of the assets of the Partnership, the Purchaser has made the Offer directly to each Holder in order that such Holder can decide whether to tender his or her Units at the Purchase Price.

A Holder may wish to tender Units for a number of reasons:

- LIQUIDITY OPPORTUNITY. The Offer provides each Holder the opportunity to liquidate his or her investment in the Partnership without transfer fees and transaction costs generally incurred in secondary market sales (which can range from 5% to 8.75% of the sale price). Although there are limited resale mechanisms available to Holders through partnership matching services, there is no formal trading market for the Units. According to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Partnership 10-K") "there is no established trading market for the limited partnership interests, and no such market is expected to develop."

- PURCHASE PRICE GREATER THAN GENERAL PARTNER'S JULY 1996 VALUATION FOR ERISA PURPOSES. The aggregate Purchase Price is greater than the $29 million valuation of the Partnership prepared by the General Partner in July 1996 for ERISA purposes. In addition, since the date of the General Partner's valuation, the Partnership has distributed approximately $7.7 million in cash.

- PREMIUM TO HISTORICAL PRICES. The Purchase Price represents a premium of 46% to the most recent and highest selling price ($2,500 per Unit) of a Unit traded on the Chicago Partnership Board or in any other transaction of which Purchaser is aware.

- POTENTIAL TAX BENEFIT, ENHANCED BY CHANGE IN CAPITAL GAIN RATES TO 20%. Each holder is generally taxable on his or her allocable share of Partnership profits, a portion of which are ordinary income. Ordinary income is taxed to individuals at rates of up to 39.6%. A portion of the gain resulting from the sale of a Unit should be taxed to non-corporate Holders at capital gain rates (currently 20% for most individuals disposing of capital assets held more than 18 months), possibly resulting in tax savings. In addition, the sale of a Unit may enable a Holder to use previously disallowed passive loss carryforwards, accelerating their recognition. THE PURCHASER IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING UNITS. Holders are strongly advised to consult their tax advisors with respect to the tax consequences of accepting the Offer.

- RESOLUTION OF LITIGATION. On June 6, 1997, Centocor and the Partnership reached an agreement to settle a dispute over payments owed to investors in Centocor Partners III, L.P. The settlement is subject to court approval, for which a hearing is scheduled on September 4, 1997. If approved, the agreement would result in one-time cash payments per Unit of approximately $420 in 1997, $280 in 1998, and $95 if and when ReoPro is approved for marketing in Japan. The Partnership is also entitled to receive payments based on the sales of ReoPro over the next 10 years, which have been revised under the settlement agreement. The Purchaser has considered the value of these payments in determining the Purchase Price.

- SIMPLIFIED TAX RETURNS. The Offer may be attractive to certain Holders who wish in the future to avoid the expenses, delays and complications of filing complex income tax returns resulting from Form K-1s necessitated by ownership of Units.

- VALUE DEPENDENT ON ONE PRODUCT. The Purchaser believes that a substantial portion of the value of the Partnership is attributable to the right to receive cash payments based on the future sales of ReoPro. There are at least four other products having a mechanism of action similar to that of ReoPro that are in clinical development for the same or similar indications. There can be no assurance that the sales of ReoPro will not be adversely affected by these products.

- POSSIBLE REGULATORY ISSUES. The Partnership's Centocor CPRs may be considered securities under the Investment Company Act of 1940 (the "Act"). As a result, the Partnership will need to determine whether it is subject to the Act and possible implications for its future business strategy. One possible way to avoid issues that might arise under the Act is to distribute the CPRs. In a partnership with similar investments, PaineWebber R&D Partners, L.P., the partnership distributed to its limited partners securities similar to the CPRs. If the General Partner were to distribute to each Holder his or her PRO RATA share of CPRs, each Holder would receive an asset for which there is not likely to be a market, and for which the value depends exclusively on the sales of a single pharmaceutical product over a 10 year period. The Purchaser believes that if this strategy were pursued it would negatively impact the ability of a Holder to maximize the value of his or her interest.

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) any and all Units that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on September 12, 1997, unless and until Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is not conditioned upon any minimum number of Units being tendered. The Offer is subject to certain other conditions set forth in Sections 2 and 14. Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, by the Expiration Date, any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Holders to withdraw their Units, retain all tendered Units until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to compliance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), accept for payment or purchase all validly tendered Units and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Units and return promptly all tendered Units to tendering Holders. Any extension, delay in payment, termination or amendment may be made by giving oral or written notice to the Depositary and will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Following the expiration of the Offer or if the Offer is not consummated, the Purchaser and the Funds may seek to acquire Units through open-market purchases, privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Offer Price and could be for cash or other consideration.

     The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow Holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or decrease the consideration in the Offer or to make a change in the percentage of Units sought and if, at the time that notice of any such change is first published, sent or given to Holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

2.   PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

     If the number of Units validly tendered (and not properly withdrawn) on or before the Expiration Date is greater than the number (the "Number of Valid Units") for which Purchaser is satisfied, in its sole discretion, that it and/or its nominee will have all of the rights of a limited partner, the Purchaser will accept for payment (and thereby purchase) only the Number of Valid Units. The Purchaser will acquire the Number of Valid Units PRO RATA to the number of Units validly tendered (and not properly withdrawn) on or before the Expiration Date, with appropriate adjustments to avoid purchases in fractions of other than half Units. If the number of Units validly tendered (and not properly withdrawn) on or before the Expiration Date is not greater than the Number of Valid Units, Purchaser will purchase all Units validly tendered (and not properly withdrawn) on or before the Expiration Date, upon the terms and subject to the conditions of the Offer.

     In the event that proration is required as a result of the General Partner's limiting transfers, Purchaser may not be able to announce the final results of such proration until at least ten business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Holders the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known and it has received notice from the Partnership or its transfer agent that the Units are eligible for transfer to the Purchaser.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and subject to the foregoing paragraphs, Purchaser will accept for payment (and thereby purchase) and pay for all Units which are validly tendered (and not properly withdrawn) prior to the Expiration Date, promptly after the later to occur of: (i) the Expiration Date and (ii) the date of satisfaction or waiver of all the conditions to the Offer set forth in this Offer to Purchase. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Units pending receipt of any regulatory approval specified in
Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

     In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed with a Medallion signature guarantee and (ii) confirmation to Purchaser of such Holder's ownership by MMS Escrow and Transfer Agency, Inc., the registrar and transfer agent of the Units.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Units validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Units for payment. Payment for Units accepted pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment shall be satisfied and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Units pursuant to the Offer. Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered Units, as well as any charges and expenses of the Depositary and the Information Agent. Under no circumstances will interest accrue on the consideration to be paid for the Units by Purchaser, regardless of any delay in making such payment.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per Unit pursuant to the Offer, Purchaser will pay the increased consideration for all the Units purchased pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration. Purchaser does not currently expect to increase the consideration to be paid per Unit pursuant to the Offer.

     Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING UNITS

     VALID TENDERS. For Units to be validly tendered pursuant to the Offer, a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with a Medallion signature guarantee and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

     SIGNATURE GUARANTEES. In all cases, signatures on the Letter of Transmittal must be guaranteed by a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (an "Eligible Institution"). SEE INSTRUCTION 2 OF THE LETTER OF TRANSMITTAL. If the Units are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to a person other than the registered Holder of the Units surrendered, then the Letter of Transmittal for the tendered Units must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered Holder appears in the records of MMS Escrow and Transfer Agency, Inc. SEE INSTRUCTIONS 1 AND 2 OF THE LETTER OF TRANSMITTAL.

     IN ALL CASES, UNITS SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE) IS RECEIVED BY THE DEPOSITARY.

     THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING HOLDER. IF DELIVERY IS MADE BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Notwithstanding any other provision of this Offer to Purchase, payment for Units accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of confirmation of such Holder's ownership by MMS Escrow and Transfer Agency, Inc., the registrar and transfer agent for the Units, and a Letter of Transmittal (or a manually signed facsimile), properly completed and duly executed, with a Medallion signature guarantees, and all other documents required by the Letter of Transmittal.

     DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of Units determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of Units. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of Units will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     APPOINTMENT as PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the Units (and with respect to any and all other securities issued or issuable in respect of such Units on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered Units and all prior powers of attorney and proxies given by the Holder with respect to the Units will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such Units as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the absolute right to require that, in order for Units to be validly tendered, immediately upon Purchaser's acceptance for payment of the Units, Purchaser must be able to exercise full voting and other rights with respect to the Units.

     A tender of Units pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance for payment of Units tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and Purchaser upon the terms and conditions of the Offer.

4.  WITHDRAWAL RIGHTS

     Tenders of Units made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after October 14, 1997. If Purchaser extends the Offer, is delayed in its purchase of or payment for Units, or is unable to purchase or pay for Units for any reason then, without prejudice to the rights of Purchaser, tendered Units may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Holders are entitled to withdrawal rights as set forth in this Section 4.

     The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for Units is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Units deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at it address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the Units to be withdrawn, the number of Units to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the Units. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of Units will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

     Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

      The following is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer, assuming that the Partnership is treated and taxable as a partnership for federal income tax purposes. This summary is of a general nature only and does not discuss all aspects of federal income taxation that may be relevant to each Holder in light of such Holder's particular circumstances. In addition, the summary does not discuss aspects of federal income taxation that may be relevant to Holders subject to special treatment under the federal income tax laws, such as foreign persons, dealers in securities, insurance companies, tax-exempt organizations, banks, thrifts, regulated investment companies or Holders that do not hold Units as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). This summary is based on the Code, Treasury regulations thereunder, and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING UNITS PURSUANT TO THIS OFFER. THIS SUMMARY DOES NOT DISCUSS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF SELLING UNITS PURSUANT TO THIS OFFER.

     CONSEQUENCES TO HOLDERS WHO TENDER UNITS. A Holder who tenders Units pursuant to the Offer generally will recognize gain or loss equal to the difference between (i) the Holder's "amount realized" and (ii) the Holder's adjusted tax basis in the Units tendered. The amount realized with respect to a Unit sold pursuant to the Offer is the sum of the amount of cash received by the Holder for such Unit and such Holder's share of Partnership liabilities allocable to such Unit (as determined under Section 752 of the Code). The amount of a Holder's adjusted tax basis in his or her Units will vary depending on the Holder's particular circumstances, and will be affected by both allocations of Partnership income, gain and loss during the year in which Units are tendered, and distributions, if any, made by the Partnership to a Holder with respect to such Units during such year. The Partnership's taxable income, gain and loss for the taxable year will be allocated between the Purchaser and tendering Holders in accordance with the terms of the Partnership Agreement.

     TAX BASIS IN UNITS. The IRS has ruled that a partner has one basis for the partner's entire interest in a partnership even if a partner bought partnership interests in different transactions. Upon a sale of a portion of such aggregate interest (e.g., in a partial tender of Units), a Holder would be required to allocate such Holder's aggregate tax basis between the Units sold and the Units retained using some equitable apportionment method, such as the relative fair market value of such Units on the date of sale. It is not entirely clear whether the aggregation rule results in the tacking of the holding period of earlier purchased Units to more recently acquired Units.

     CHARACTERIZATION OF GAIN OR LOSS. Gain or loss recognized by a Holder on the sale of Units pursuant to the Offer generally will be capital gain or loss. However, under Section 751 of the Code, the difference between the portion of the amount realized by a Holder that is attributable to "unrealized receivables" and "inventory" (together, "Section 751 Property") over the portion of the Holder's adjusted tax basis in the Unit that is allocated to
Section 751 Property will be treated as ordinary income or loss, rather than capital gain or loss. In certain cases, ordinary income recognized under
Section 751 of the Code may exceed net taxable gain realized on the sale of a Unit and may be recognized even if there is a net taxable loss realized on the sale of a Unit. Existing Treasury regulations require each person who transfers an interest in a partnership possessing Section 751 Property to file a statement with such person's tax return reporting the transfer and certain other information relating thereto.

     The Taxpayer Relief Act of 1997 (HR 2014) (the "Act"), enacted into law on August 5, 1997, generally reduces the maximum rate of tax on net capital gain for individuals, estates and trusts from 28% to 20% (in addition, the Act provides for additional rate reductions on gains attributable to dispositions of certain property for the taxable years beginning after December 31, 2000). However, for sales or exchanges of capital assets after July 28, 1997, the 20% rate applies only to gains attributable to such assets that were held for more than 18 months. The maximum rate of 20% does not apply to gain on the sale of collectibles and to certain other gain. The 28% rate continues to apply to gains attributable to sales or exchanges of capital assets held for more than one year but not more than 18 months. For non-corporate taxpayers, capital losses are deductible only to the extent of capital gains plus up to $3,000 of ordinary income. If capital losses are not used in a tax year, such losses generally can be carried forward to succeeding tax years indefinitely. Non-corporate taxpayers are not entitled to carry back capital losses to prior taxable years.

     Under current law, the maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Corporations may only offset capital losses against capital gains. Corporations are entitled to carry back unused capital losses to the three preceding taxable years and carry forward unused capital losses to the succeeding five taxable years.

     EFFECT OF PASSIVE LOSS RULES. Under Section 469 of the Code, a non-corporate taxpayer or personal service corporation generally can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. Provided that a Holder is subject to the passive activity loss rules in connection with the ownership of Units, a Holder with "suspended" passive activity losses generally should be entitled to offset such losses against any income or gain recognized by the Holder on a sale of all of such Units (subject to certain other limitations). If a Holder does not sell all of his or her Units, the passive activity loss limitations would continue to apply until the Holder disposes of all of his or her remaining Units.

     BACK-UP WITHHOLDING. A Holder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless he or she provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he or she is awaiting a TIN. A Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A HOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH HOLDER. SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL.

     POSSIBLE LEGISLATIVE TAX CHANGES. There have been a number of proposals made in Congress and by the Treasury Department and other government agencies for changes in the federal income tax laws. In addition, the Internal Revenue Service has proposed and may still be considering changes in regulations and procedures. It is likely that further proposals will be forthcoming or that previous proposals will be revived in some form in the future. It is impossible to predict with any degree of certainty what past proposals may be revived or what new proposals may be forthcoming, the likelihood of adoption of any such proposals, the likely effect of any such proposals upon investment in the Partnership or upon the sale of Units, or the effective date of any legislation which may derive from any such past or future proposals. Holders are strongly urged to consider ongoing developments in this uncertain area.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. LIMITED PARTNERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER.

6.   PRICE RANGE OF THE UNITS

     According to the Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed by the Partnership (the "Partnership 10-K") "there is no existing public market for the Units, and no such market is expected to develop." According to Partnership Spectrum, an independent third-party industry publication that tracks recent trades in certain limited partnership interests, for the twelve months ended May 31, 1997, 29.5 Units traded at per Unit prices between $580 and $2,301 with a weighted average of $1,215 per Unit. The most recent issue of the Partnership Spectrum (May/June, 1997) indicates that 3.0 Units traded in the period April 1, 1997 through May 31, 1997 at between $2,200 and $2,301.38 per Unit, with a weighted average of $2,267.58 per Unit.

        Trading Activity for the Twelve-Month Period Ended May 31, 1997

                                         Weighted      Low Price/    Number of      Number      Total
                                      Average Price    High Price   Units Traded   of Trades   Volume
                                      -------------  -------------  ------------   ---------   ------
June 1, 1996 - July 31, 1996              $  669     $    580/$770       8.5          9.0      $ 5,683
August 1, 1996 - September 30, 1996       $  706     $    670/$755       3.5          5.0      $ 2,473
October 1, 1996 - November 30, 1996       $1,234     $  657/$1,840      10.0          9.0      $12,342
December 1, 1996 - January 31, 1997       $1,395     $1,040/$1,920       2.0          3.0      $ 2,790
February 1, 1997 - March 31, 1997         $2,300     $2,300/$2,300       2.5          1.0      $ 5,750
April 1, 1997 - May 31, 1997              $2,268     $2,200/$2,301       3.0          2.0      $ 6,803


     Holders are advised, however, that such gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. Also, trades may have occurred at higher or lower prices which were not reported by the Partnership Spectrum and the Purchaser makes no representation as to the accuracy or completeness of the trade information. Not all trades are reported in the Partnership Spectrum.

     The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the Units may be relevant to Holders. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THE

OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER UNITS.

7.   EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

     The Units are currently registered under the Exchange Act. Such registration may be terminated upon application of the Partnership to the Commission if the Units are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Units under the Exchange Act would substantially reduce the information required to be furnished by the Partnership to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the Units. Although the Purchaser would consider causing the Partnership to terminate registration of the Units under the Exchange Act if the requirements for termination of registration of the Units are met, the Purchaser currently has no plans to seek to cause the Partnership to terminate such registration.

8.   CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The Partnership is a Delaware limited partnership that commenced operations on September 30, 1987 with a total of $72 million available for investment. PWDC Holding Company (the "Manager") is the general partner of PaineWebber Technologies II, L.P., which is the general partner (the "General Partner") of the Partnership. PWDC Holding Company is a wholly owned subsidiary of PaineWebber Development Corporation ("PWDC"), an indirect wholly-owned subsidiary of PaineWebber Group Inc. ("PWG"). According to the prospectus dated July 16, 1987, the General Partner was to seek to obtain substantial returns for investors over six to eight years through the development and commercialization of new products (the "Projects"). The Partnership 10-Q states that the principal objective of the Partnership is to provide long-term capital appreciation to investors through investing in the development and commercialization of new products. The Partnership will terminate on December 31, 2012, unless its term is extended or reduced by the General Partner.

     The Partnership has completely funded its ten Projects at an aggregate investment of $65.2 million. Only three of the ten Projects, those with Centocor, Inc. ("Centocor"), Genzyme Corporation ("Genzyme") and Synergen, Inc. ("Synergen"), are currently ongoing programs. The remaining seven Projects have either terminated or are near termination.

     On January 31, 1997, pursuant to the provisions of the Partnership Purchase Option Agreement between Centocor and each limited partner, Centocor exercised its option to purchase the limited partnership interests of Centocor Partners III, L.P. ("CPIII"), including those owned by the Partnership. The Partnership received a one-time payment of $3,325,000 and will receive future payments based on sales of certain products developed by CPIII. In June 1997, the Partnership and Centocor entered into an agreement to settle litigation initiated by the Partnership in July 1995. The settlement agreement provides for, among other things, the method by which the payments to former limited partners of CPIII will be made and for future cash payments to such former limited partners to be made upon and after the effective date of the settlement if certain events occur. The settlement agreement will be reviewed at a hearing scheduled for September 4, 1997, at which time it will be approved or not. Upon request, a copy of the settlement agreement as filed with the court will be provided by the Purchaser or the Information Agent.

     The Partnership owns a limited partnership interest in Genzyme Development Partners, L.P. ("GDP"). Of the products funded by GDP, only Seprafilm has been approved for marketing in the United States by the Food and Drug Administration ("FDA"). A second product, Sepracoat, was not recommended for approval by an FDA advisory panel on May 5, 1997. GDP has entered into a joint venture to manufacture and market Seprafilm, and shares profits of the joint venture with Genzyme. As of the date of this Offer, there has been no income resulting from the joint venture and, as a result, no distributions have been made to the Partnership. Genzyme Development Corporation II, the general partner of GDP, has indicated that no cash distributions will be made to its limited partners in 1997. Genzyme has an option to purchase the outstanding partnership interests in GDP for a lump-sum cash payment and certain future royalty payments.

     The Partnership owns approximately 11% of the Class A limited partnership interests in Synergen Clinical Partners, L.P. ("SCP"). In 1991, Synergen formed SCP to fund the research and development of Interleukin-Receptor Antagonist ("IL-lra") as a potential treatment of various inflammatory diseases, with an emphasis on sepsis and rheumatoid arthritis. Synergen terminated its research and development program for sepsis in August 1994, and, in December 1994, Synergen was acquired by Amgen Inc. Research into the potential use of IL-lra for rheumatoid arthritis is ongoing. In February 1995, a Class A limited partner of SCP commenced an action against the general partner of SCP and others (the "Johnson Action"). The complaint sought damages on behalf of a class including limited partners of SCP and limited partners of the Partnership. In February 1997, the parties announced a proposed settlement of the Johnson Action, pursuant to which the defendants would pay $14,550,000, less attorney's fees and costs, to class members, (of which approximately 11% would go to the Partnership) and the limited partners' interests in SCP would be terminated. The settlement is conditioned on, among other things, the approval of two-thirds of the current limited partnership interests in SCP and final court approval. The General Partner has concluded that the proposed settlement is inadequate and not in the best interests of the Partnership. Accordingly, the General Partner, on behalf of the Partnership, has opposed the proposed settlement. On June 19, 1997 the parties and the General Partner advised the court that they had reached an agreement in principal to supplement the proposed settlement and to resolve the Partnership's objection. The agreement was subject to final documentation. The court ordered that such documentation be filed by July 3, 1997. On July 3, the parties informed the court that they had been unable to reach agreement on final documentation.

     In addition to these investments, as of June 30, 1997, the Partnership held cash, marketable securities, and warrants in the amounts indicated in the abstracted portion of the Partnership 10-Q outlined below.

                                                  Market Value
                                                   At 6/30/97
                                                  ------------

               Cash                                $1,052,821
               Centocor stock
                2,800 shares                           86,975
               Cygnus warrant
                255,000 shares at $9.90             1,874,252
               Cayenne Software, Inc. warrant
                193,000 shares at $16.19                   -- (1)
                                                   ----------
                   Total                            3,014,048
                                                   ----------
                                                   ----------
               -----------------------
               (1) Expired in June 1997.

     Distributions to the limited partners from the Partnership have been made PRO RATA in accordance with their respective net capital contributions. See
Section 13.

     Set forth below is certain selected consolidated financial information, with respect to the Partnership excerpted from annual and quarterly reports of the Partnership. More comprehensive financial information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies should be obtainable in the manner set forth below under "Available Information."

                       Selected Statements of Operations
                                  (unaudited)

                                  6 Months
                                    ended                             For the Years ended December 31,
                                   June 30,    -----------------------------------------------------------------------------
                                     1997        1996        1995         1994           1993          1992        1991
                                -------------  --------   ----------   -----------   ----------   -----------   ------------
Revenues                        $6,337,549(1)  $583,230   $7,133,197   $10,743,055   $8,957,023   $ 1,759,829   $  3,283,164
Net Income                       6,219,793      226,748    6,431,753     9,385,257    1,429,144    (9,317,951)   (14,703,417)
Net Income (loss) per Unit
   Limited Partners             $      746(2)  $     27   $      771   $     1,125   $      171   $    (1,116)  $     (1,763)
   General Partner                  62,198        2,267       64,318         93,853      14,291      (101,832)      (147,034)


--------------------
(1) Includes $4,325,000 from one-time sales of Partnership assets, consisting of: $3,325,000 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $1,000,000 from sale of OEC warrant.
(2)  Includes $520 from one-time sales of Partnership assets, consisting of:
     $400 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $120 from sale of OEC warrant.

                           Statements of Operations
                                  (unaudited)


                                                          Six Months Ended
                                                               June 30,
                                                         -------------------
                                                         1997           1996
                                                         ----           ----
Revenues:
   Interest Income                                    $   56,322     $   21,111
   Income from product development project             5,053,100(1)     205,487
   Unrealized (depreciation) appreciation
      of investments and marketable securities           688,127     (1,955,300)
   Gain on sale of investment                            540,000        (53,421)
                                                      ----------    ------------
                                                      $6,337,549    ($1,782,123)

Expenses:
   Expenditures under product development projects        20,483             --
   Management fee                                             --        137,010
   General and administrative costs                       97,273        103,328
                                                      ----------    ------------
                                                        $117,756     $  240,338

                                                      ----------    ------------
Net income (loss)                                     $6,219,793    ($2,022,461)
                                                      ----------    ------------
                                                      ----------    ------------

Net income (loss) per unit
   Limited partner                                          $746(2)       ($242)
   General partner                                        62,198        (20,224)

--------------------
(1) Includes $4,325,000 from one-time sales of Partnership assets, consisting of: $3,325,000 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $1,000,000 from sale of OEC warrant.
(2) Includes $520 from one-time sales of Partnership assets, consisting of:
    $400 from the exercise of Centocor's purchase option to acquire the Partnership's limited partnership interest in CPIII and $120 from sale of OEC warrant.

                  Selected Statements of Financial Condition
                                  (unaudited)

                                                     For the Periods Ended
                                                --------------------------------
                                                June 30, 1997  December 31, 1996
                                                -------------  -----------------
Assets
   Cash                                            $    6,998      $    5,028
   Marketable securities, at market value           1,139,796         899,197
   Investments, at fair value                       1,874,252       1,633,000
   Due from product development project               900,000              --
   Advances to product development projects                --         135,519
   Royalty income receivable                            6,600         774,834
                                                   ----------      ----------
      Total Assets                                 $3,927,646      $3,447,578
                                                   ----------      ----------
                                                   ----------      ----------

Liabilities and partners' capital
   Due to product development project                      --      $  297,000
   Accrued liabilities                                 75,725          97,188
   Partners' capital                                3,851,921       3,053,390
                                                   ----------      ----------
      Total liabilities and partners' capital      $3,927,646      $3,447,578
                                                   ----------      ----------
                                                   ----------      ----------

     AVAILABLE INFORMATION. The Partnership is subject to the information filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, the Partnership files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Partnership contained in this Offer to Purchase has been taken from or is based upon publicly available documents on file with the Commission or a court and other publicly available information. Although the Purchaser and the Funds do not have any knowledge that any such information is untrue, the Purchaser and the Funds take no responsibility for the accuracy or completeness of such information or for any failure by the Partnership to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.  CERTAIN INFORMATION CONCERNING PURCHASER

     BioRoyalties, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C., a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments Ltd., a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contingent payment rights ("CPRs") which derive cash payments based on the sale of pharmaceutical and biotechnology products. Units acquired by Pharmaceutical Royalty Investments Ltd. pursuant to the Offer will be assigned to certain of its subsidiaries. The Purchaser and the Funds are managed by Pharmaceutical Partners, L.L.C. ("PPLLC"). The principal executive offices of PPLLC are located at 70 East 55th Street, 23rd Floor, New York, NY 10022. PPLLC is the sole member of the Purchaser. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each member of PPLLC are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, during the last five years neither Purchaser, the Funds nor, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Except as described in this Offer to Purchase, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto or any affiliate of any such person, beneficially owns or has a right to acquire any Unit and (ii) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the other persons referred to above, or any affiliate of any of the foregoing, has effected any transaction in the Units during the past 60 days.

     Except as described in this Offer to Purchase, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Units, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Units, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Purchaser, the Funds or any of their affiliates or, to the best knowledge of Purchaser and the Funds, any of the persons listed in
Schedule I hereto, on the one hand, and the Partnership or any of its affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission.

     The following trades for 14.5 Units have been entered into by the Purchaser, the Funds or their affiliates and are awaiting effective transfer by the General Partner.

            Trade Date         Price per Unit     Number of Units
         -----------------     --------------     ---------------
         December 17, 1996         $1,580              0.50
          March 31, 1997           $1,750              2.50
          March 31, 1997           $1,750              0.50
          March 31, 1997           $1,750              0.50
          March 31, 1997           $1,750              0.50
          March 31, 1997           $1,750              0.50
            May 6, 1997            $2,301              2.00
           July 9, 1997            $2,500              7.50

10.  SOURCE AND AMOUNT OF FUNDS

     Purchaser estimates that the maximum amount of funds required to purchase Units pursuant to the Offer and to pay related costs and expenses will be approximately $30.5 million. The Purchaser presently anticipates that all amounts required for the purchase of Units and to pay related costs and expenses will be funded from existing cash balances of the Purchaser and the Funds.

11.  BACKGROUND OF THE OFFER

     BioRoyalties, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C., a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments Ltd., a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contingent payment rights ("CPRs") which derive cash payments based on the sale of pharmaceutical and biotechnology products. The Purchaser and the Funds are managed by PPLLC. As a result, it is the business of the PPLLC to identify, evaluate and acquire pharmaceutical royalty interests and CPRs. The Partnership holds CPRs and limited partnership interests, the principal value of which is in CPRs resulting from the Partnership's investment in CPIII.

     PPLLC, on behalf of the Purchaser and the Funds, first formally expressed its interest in the assets of the Partnership on February 27, 1997 in a letter addressed to the General Partner of the Partnership. After a number of telephone calls to PaineWebber Development Corporation ("PWDC"), the Manager of the Partnership, in which PPLLC was unable to schedule a meeting to discuss its interest, on March 26, 1997, PPLLC made a written offer to PWDC to acquire all of the assets of the Partnership for $23 million in cash. PWDC did not respond to PPLLC's offer. Following the March 26 letter, PPLLC had a number of telephone conversations with PWDC regarding its desire to meet in person to discuss the offer. PWDC expressed a desire to delay the meetings until resolution of the litigation pending between the Partnership and Centocor regarding a dispute over the payments to be made to the holders of CPIII CPRs.

     During April, PPLLC had a number of conversations regarding PWDC's desire to delay discussions pending resolution of the litigation. In an effort to accommodate the desires of PWDC, PPLLC agreed to delay meeting for a period of time. As no announcement was made with respect to the litigation within the specified time period, PPLLC had a number of discussions and written correspondence with PWDC as to how to proceed.

     On May 13, 1997, PPLLC executed a confidentiality agreement with PWDC under which PWDC agreed to disclose to PPLLC the terms of a proposed settlement agreement in the litigation, so that PPLLC could make a more informed valuation of the assets of the Partnership. On May 21, 1997, PPLLC met with PWDC, and was provided with a summary statement of the terms of the proposed settlement. The summary did not disclose all of the terms of the settlement, and PWDC refused to disclose the proposed settlement agreement until it had been filed with the Delaware court and made public.

     Following public disclosure of the settlement on June 6, 1997, PPLLC revised its valuation of the CPIII CPRs held by the Partnership. On June 9, 1997, PPLLC again met with PWDC in order to make a revised offer for the assets of the Partnership. At this meeting, PPLLC offered $29 million in cash for all of the assets of the Partnership. PWDC indicated to PPLLC that it would respond to PPLLC's offer within one week. PWDC also indicated that the $29 million offer might be less than PWDC's opinion as to the value of the assets.

     On June 10, 1997, PPLLC sent PWDC a letter which included an analysis of the required rate of return on an asset such as the CPIII CPRs, taking into consideration that it is an asset with no liquid market and for which all of the value is dependent on the future sales of a single pharmaceutical product. On June 13, 1997, PWDC called PPLLC to inform PPLLC that PWDC still believed that the value of the assets was greater than the price offered by PPLLC.

     Since there remained a continuing disagreement on the value of the assets, PPLLC requested a meeting with PWDC to discuss possible approaches going forward. On July 7, 1997, PPLLC met with PWDC again to discuss its valuation of the Partnership and to inform PWDC that since PPLLC believed that the offer it made was fair, the limited partners in the Partnership should decide for themselves whether the offer was adequate. Consequently, PPLLC requested from PWDC the list of names and addresses of limited partners in order to make an offer to all Holders.

     On July 8 and 9, 1997, PPLLC had a number of discussions with PWDC regarding the conditions under which PWDC would provide the list of Holders. On July 11, 1997, PPLLC received an indication from PWDC that, consistent with the Partnership's policy for making available lists of limited partners, there were a number of undertakings that PPLLC would have to make in order to obtain the list. On July 14, 1997, PPLLC sent to PWDC a modified version of these undertakings, and after an additional period of negotiations, arrived on July 23, 1997 at an agreement under which PWDC would provide the list to PPLLC.

     Following receipt of the list, PPLLC retained the Information Agent and commenced the Offer.

12.  PURPOSE OF THE OFFER; PLANS FOR THE PARTNERSHIP

     The purpose of the Offer is to enable the Purchaser and the Funds to acquire Units in the Partnership. The Purchaser and the Funds are making this Offer because the Funds believe that the Units represent an attractive investment at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of Units (either by the Purchaser, the Funds or Holders who retain their Units) remains a speculative investment. The Funds are acquiring the Units for investment purposes and do not currently intend to make any effort to change the management or operations of the Partnership and have no current plans for any extraordinary transaction regarding the Partnership. Following the completion of the Offer, the Purchaser, the Funds and their affiliates may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the Units purchased in the Offer.

     Except as noted in this Offer to Purchase, Purchaser and the Funds have no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Partnership or any subsidiary, or any other material changes in the partnership's capitalization, composition, distribution policy, structure or business.

     No appraisal rights are available to Holders in connection with the Offer.

13.  DISTRIBUTIONS TO LIMITED PARTNERS

     From inception through June 30, 1997, the Partnership distributed to its limited partners $2,516 in cash and $7,206 in warrants and stock for total distributions of $9,722 per Unit. Revenues received from Partnership investments in the first quarter arose mostly from non-recurring distributions from product development programs and liquidation of equity positions. During the first six months of 1997, the Partnership received one-time payments totaling $4,325,000 or $520 per Unit. Of this amount, the Partnership received a one-time payment of $3,325,000, or approximately $400 per Unit, from its investment in CPIII. The Partnership also received proceeds of $1,000,000, or approximately $120 per Unit, from the sale of its warrant in OEC Medical Systems, Inc.

                                                                                            6 Months
                                            For the Years ended December 31,                  ended     Inception
                               -----------------------------------------------------------   June 30,  to June 30,
                               1987-89   1990   1991   1992    1993   1994    1995    1996     1997       1997
                               -------   ----   ----   ----   ------  ----   -----    ----  ---------  -----------
Distributions per Unit
   Cash Distributions             --     $100   $100   $650   $  555  $ 50   $  130   $281     $650      $2,516
   Non-cash Distributions       3,695     --     --     305    1,421   238    1,547    --       --        7,206
                               ------    ----   ----   ----   ------  ----   ------   ----     ----      ------
   Total Distributions         $3,695    $100   $100   $955   $1,976  $288   $1,677   $281     $650      $9,722
                               ------    ----   ----   ----   ------  ----   ------   ----     ----      ------
                               ------    ----   ----   ----   ------  ----   ------   ----     ----      ------

14.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Units promptly after expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer (whether or not any Units have theretofore been purchased or paid for) if, (i) Purchaser is not satisfied, in its sole discretion, that, upon purchase of the Units pursuant to the Offer, it and/or its nominee will have full rights to ownership as to all such Units and that it or its nominee will become assignees of the purchased Units and a substitute limited partner with respect to all such Units, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser, or (iii) at any time before acceptance for payment of, or payment for, such Units any of the following events shall occur or shall be deemed by Purchaser to have occurred:

          (A) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the Units, restrain, prohibit or delay the making or consummation of the Offer, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Units pursuant to the Offer or otherwise, illegal,
     (iii) seeks to impose limitations on the ability of Purchaser or the Partnership or any of their respective affiliates effectively to acquire or hold, or requiring Purchaser, the Partnership or any of their respective affiliates to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Partnership or its affiliates, or impose limitations on the ability of Purchaser, the Partnership or any of their respective affiliates to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Units purchased by them, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser;

          (B) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above;

          (C) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in securities or financial markets in the United States or abroad or (vii) in the case of any of the foregoing, a material acceleration or worsening thereof;

       (D) any change (or any development involving a prospective change shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of the Partnership which, in the sole judgment of the Purchaser, is, or may be, materially adverse to the Partnership, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the sole judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Partnership; or

       (E) a tender offer or exchange offer for some portion or all of the Units shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Units, or the Partnership shall have authorized, recommended, or proposed, or shall have announced an intention to authorize, recommend, or propose, any other material change in its capitalization; or

       (F) any person or group shall have entered into a definitive agreement or agreement in principle with the Partnership with respect to a merger, consolidation or other business combination with the Partnership.

     The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

15.  CERTAIN LEGAL MATTERS

     The Purchaser is not aware of any license or other regulatory permit which appears to be material to the business of the Partnership and that might be adversely affected by the Purchaser's acquisition of Units pursuant to the Offer, any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, or any state takeover statute that is applicable to the Offer. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action, or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendering Units is subject to certain conditions, including conditions relating to the legal matters discussed herein. Section 14 above for certain conditions to the offer.

     APPRAISAL RIGHTS. Holders will not have appraisal rights as a result of the Offer.

     MARGIN REQUIREMENTS. The Units are not "margin securities" under the regulations of the Board of Governors and the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

     In addition, the Antitrust Division and the FTC scrutinize the legality of acquisitions, mergers, and other commercial transactions. At any time before or after the Purchaser's purchase of Units, the Antitrust Division of the FTC could take such action as either deems necessary or desirable in the public interest regarding such purchase, including seeking to enjoin the purchase of Units pursuant to the Offer, the divestiture of Units purchased thereunder or the divestiture of substantial assets of the Partnership. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result will be.

16.  FEES AND EXPENSES

     Purchaser has retained The Herman Group to act as the Information Agent and Depositary in connection with the Offer. The Herman Group will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17.  MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 9 above (except that they will not be available at the regional offices of the Commission).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

August 15, 1997
                                                           BIOROYALTIES, L.L.C.
                                               PHARMACEUTICAL ROYALTIES, L.L.C.
                                        PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                                                                     SCHEDULE I



The following sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each member of the Manager of the Purchaser and the Funds. The Manager, Pharmaceutical Partners, L.L.C. is the sole member of the Purchaser. The business address of each such person is 70 East 55th Street, 23rd Floor, New York, NY, 10022. Unless otherwise indicated below, each person is a citizen of the United States.

     STEPHEN EVANS-FREKE, 45 years old, is a managing member of Pharmaceutical Partners, L.L.C. ("PPLLC"), the Manager of the Purchaser. He currently serves as Chairman and Chief Executive Officer of SUGEN, Inc., a biotechnology company that he founded in 1991. Mr. Evans-Freke also served as non-executive Chairman of the Board of Selectide Corporation, a drug discovery company he founded in 1990, until the sale of that company to Marion Merrell Dow in 1995. Prior to founding SUGEN and Selectide, Mr. Evans-Freke had a 14 year career with PaineWebber Inc. in which his last position was President of PaineWebber Development Corporation and member of the Board of Directors of PaineWebber Inc. Mr. Evans-Freke received a degree in Law from Trinity College, University of Cambridge, England in 1972. Mr. Evans-Freke is a British citizen.

     PABLO LEGORRETA, 33 years old, is a Managing Member of PPLLC. Prior to joining Pharmaceutical Partners in 1996, Mr. Legorreta was employed by Lazard Freres in New York. Prior to joining Lazard Freres in 1991, Mr. Legorreta was employed by the Lazard Houses in Paris, which he joined in 1988. Mr. Legorreta earned a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City, Mexico, in 1985. Mr. Legorreta is a citizen of Mexico.

     DAVID MADDEN, 34 years old, has been a Managing Member of PPLLC since February 1997. Mr. Madden was most recently President, Chief Executive Officer and Director of Selectide Corporation. Mr. Madden was employed by Selectide from 1992 until the sale of the company to Marion Merrell Dow in 1995. Prior to joining Selectide, Mr. Madden was a Vice President of PaineWebber Development Corporation, which he joined in 1987 as an Associate. Mr. Madden received a B.S.E.E. degree, MAGNA CUM LAUDE, from Union College in Schenectady, NY in 1984 and an M.B.A. from Columbia University in New York, NY in 1986.

     RORY RIGGS, 44 years old, is a Managing Member of PPLLC. He currently serves as President of Biomatrix Corporation, which he joined in 1986. Prior to joining Biomatrix Corporation, Mr. Riggs was interim President and Chief Executive Officer of the RF&P Corporation from 1991 through 1995. Mr. Riggs received a B.A. in Economics and Mathematics from Middlebury College in Middlebury, VT and an M.B.A. from Columbia University in New York, NY.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

            THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

                               THE HERMAN GROUP

     BY TELEPHONE:        BY MAIL:                               BY FACSIMILE:
     (800) 243-3399       2121 San Jacinto Street, 26th Floor    (214) 999-9323
     (214) 999-9393       Dallas, TX  75201                      (214) 999-9348


                               THE PURCHASER IS:

                             BIOROYALTIES, L.L.C.

     BY TELEPHONE:        BY MAIL:                               BY FACSIMILE:
     (800) 600-1450       70 East 55th Street, 23rd Floor        (212) 751-9324
     (212) 751-9300       New York, NY  10022                    (212) 759-9157

                          BY E-MAIL:
                          Bio@pharma-partners.com


Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.